                                                                   Exhibit 99.2

                              JOINT FILER INFORMATION

Solely for purposes of Section 16 of the Securities Exchange Act of 1934, each of the Reporting Persons, may be deemed to be directors-by-deputization by virtue of Holley Parent Holdings, LLC's ("Holley Parent") right to designate up to three members of the board of directors of the Issuer. Holley Parent is governed by an amended and restated limited liability company agreement (the
"Holley Parent LLCA") among Sentinel Capital Partners V, L.P. ("SCP V"),
Sentinel Capital Partners V-A, L.P. ("SCP V-A") and Sentinel Capital Investors
V, L.P. ("SCI V" and, together with SCP V and SCP V-A, the "Sentinel
Investors") and the other members party thereto. By virtue of (a) the ability of the Sentinel Investors under the Holley Parent LLCA to appoint and remove a majority of the members of the board of directors of Holley Parent and (b) the ability of a majority of the board of directors of Holley Parent to control investment and voting power over the shares held by Holley Parent, the Sentinel
Investors may be deemed to have beneficial ownership over the shares held of record by Holley Parent. The Sentinel Investors are controlled by Sentinel
Partners V, L.P. ("Sentinel Partners V"), their general partner, which is controlled by Sentinel Managing Company V, Inc. ("Sentinel Managing Company"),
its general partner, which is controlled by David S. Lobel, its president and sole shareholder. Accordingly, each of Sentinel Partners V, Sentinel Managing
Company and Mr. Lobel may be deemed to have beneficial ownership over the shares held by Holley Parent. Each of Holley Parent, the Sentinel Investors,
Sentinel Partners V, Sentinel Managing Company and Mr. Lobel disclaim beneficial ownership of the shares held by Holley Parent other than to the extent of their pecuniary interest therein.